SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128 Yeoui-dearo, Youngdungpo-gu, Seoul 150-721, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

I.	Activities and Remuneration of Outside Directors, etc.

1. Attendance and Voting Record of Outside Directors, etc.

	Date	Agenda	Name of Outside Directors
			Tae Sik Ahn (Attendance rate: 100%)	William Y. Kim (Attendance rate: 100%)	Jin Jang (Attendance rate: 88%)	Dong II Kwon (Attendance rate: 63%)
		1. Report on 2012 Q4 financial and operating results	-	-	-	-
		2. Report on operation of internal accounting controls	-	-	-	-
1	2013.01.24	3. Approval of FY2012 financial statements	For	For	For	For
		4. Approval of FY2012 annual business report	For	For	For	For
		5. Approval of limits on issuance of bonds	For	For	For	For
		6. Approval of dismissal of executive officer	For	For	For	For

		1. Report on operation and evaluation of internal accounting control system	-	-	-	-
		2. Report on the evaluation of the effectiveness of compliance system	-	-	-	-
		3. Approval relating to convening the 28th Annual General Meeting of Shareholders (“AGM”)	For	For	For	Absent
2	2013.02.15	4. Approval of 28th AGM agenda items	For	For	For	Absent
		5. Approval of investment in OLED TV	For	For	For	Absent
		6. Approval of transaction limit with related parties	For	For	For	Absent
		7. Approval of transactions with significant shareholders	For	For	For	Absent
		8. Approval of appointment of executive officers	For	For	For	Absent

		1. Approval of LG Twin Tower lease agreement	For	For	For	For
3	2013.03.08	2. Approval of remuneration for executive officers	For	For	For	For
		3. Approval of disbandment of committees under Board of Directors	For	For	For	For
		4. Approval of amendments to the committee charters	For	For	For	For

	Date	Agenda	Name of Outside Directors
			Tae Sik Ahn (Attendance rate: 100%)	Jin Jang (Attendance rate: 88%)	Dong II Kwon (Attendance rate: 63%)	Jun Park (Attendance rate: 100%)

		1. Report on 2013 Q1 financial and operating results	-	-	-	-
		2. Approval of LG brand-use license payments	For	For	For-	For
4	2013.04.19	3. Approval of HR personnel policy revision for executive officers	For	For	For	For
		4. Approval of company advisor compensation to the retired executive officers who are outplaced in 2013	For	For	For	For

		1. Report on 2013 Q2 financial and operating results	-	-	-	-
5	2013.07.17	2. Approval of service agreement on the domestic operation of the treatment of wastewater discharge	For	For	Absent	For

6	2013.08.30	1. Approval of investment of Fab expansion	For	Absent	Absent-	For

		1. Report on 2013 Q3 financial and operating results	-	-	-	-
7	2013.10.26	2. Approval of investment in OLED TV	For	For	For	For
		3. Approval of establishment and closing of offshore subsidiaries	For	For	For	For

		1. Approval of executive officers appointments	For	For	For	For
		2. Review of FY2013 performance and approval of business plan for FY 2014	For	For	For	For
8	2013.11.27	3. Approval of LG brand license agreement	For	For	For	For
		4. Approval of transaction limit with related parties	For	For	For	For
		5. Approval of transactions with significant shareholders	For	For	For	For

2. Activities of Outside Directors, etc. in Committees of the Board of Directors

	Member	Activities
		Date	Agenda	Remarks
Audit Committee	Tae Sik Ahn William Y. Kim Jin Jang	2012.01.23	1. Approval of 2012 Q4 financial statements	Approved
			2. Report on FY2012 financial statements and business report	Reported
			3. Report on internal accounting controls	Reported
			4. Independent auditors’ report on progress of audit	Reported

		2013.02.15	1. Report on internal audit	Reported
			2. Approval of internal accounting controls evaluation	Approved
			3. Approval of internal monitoring system evaluation	Approved
			4. Approval of non-audit services by independent auditors	Approved
			5. Approval of FY2012 audit report	Approved
			6. Review and approval of AGM agenda items	Approved
			7. Report on committee self-evaluation	Approved

		2013.03.08	1. Approval of Chairman of Audit Committee	Approved

	Tae Sik Ahn Jin Jang Jun Park	2013.04.19	1. Approval of 2013 Q1 financial statements	Approved
			2. Audit progress report	Reported

		2013.07.17	1. Approval of 2013 Q2 financial statements	Approved
			2. Approval of non-audit service of compliance with regulations on conflict minerals	Approved
			3. Audit Progress Report	Reported

		2013.10.16	1. Approval of 2013 Q3 financial statements	Approved
			2. Audit progress report	Reported
			3. Report on the status of LGD disclosure process and its improvements	Reported

Outside Director	James (Hoyoung) Jeong	2013.01.24	1. Report on of 2013 outside director candidates	Reported
			2. Report on 2013 audit committee member candidates	Reported

Nomination and Corporate	Jin Jang	2013.02.15	1. Approval of 2013 outside director candidates	Approved
Governance Committee	Dong II Kwon		2. Approval of 2013 audit committee member candidates	Approved

Management Committee	Sang Beom Han James (Hoyoung) Jeong	2013.03.11	Approval of the 1) 29th -1 and 2) 29th -2 issuances of unguaranteed bonds	Approved

		2013.06.10	Approval of dissolution and liquidation of L&I	Approved

		2013.10.23	Approval of the 1) 30th-1 and 2) 30th-2 issuances of unguaranteed bonds	Approved

3. Remuneration of Outside Directors & Non-Standing Directors

(KRW Million)
	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Outside Director	4	8,500	262	66	—

*	Remuneration limit for the total 7 directors, including 2 standing directors & 1 non-standing director.

II.	Accumulated Transaction Amount of LG Display Co., Ltd with each of Major Shareholders or Their Affiliates, which was equivalent to 5% or more of 2012 Total Assets.

(KRW Billion)
Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*(%)
Sales, etc.	LG Display America Inc. (Subsidiary)	Jan. 1, 2013 ~ Dec. 31, 2013	7,952	32.5
Sales, etc.	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2013 ~ Dec. 31, 2013	3,577	14.6
Sales, etc.	LG Display Japan Co., Ltd. (Subsidiary)	Jan. 1, 2013 ~ Dec. 31, 2013	2,029	8.3
Sales, etc.	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2013 ~ Dec. 31, 2013	1,977	8.1
Sales, etc.	LG Display Shanghai Co., Ltd. (Subsidiary)	Jan. 1, 2013 ~ Dec. 31, 2013	2,885	11.8
Sales, etc.	LG Display Singapore Pte. Ltd.(Subsidiary)	Jan. 1, 2013 ~ Dec. 31, 2013	1,416	5.8
Sales, etc.	LG Display Shenzhen Co., Ltd.(Subsidiary)	Jan. 1, 2013 ~ Dec. 31, 2013	2,243	9.2
Sales/Purchase	LG Display Guangzhou Co., Ltd.(Subsidiary)	Jan. 1, 2013 ~ Dec. 31, 2013	2,342	9.6
Sales/Purchase	L&T Display Technology (Fujian) Ltd.	Jan. 1, 2013 ~ Dec. 31, 2013	559	2.3

Sales/Purchase	LG Electronics Inc.(Affiliate)	Jan. 1, 2013 ~ Dec. 31, 2013	1,920	7.9

Purchase, etc.	LG Chem. Ltd. (Affiliate)	Jan. 1, 2013 ~ Dec. 31, 2013	1,935	7.9

*	Out of total asset in FY 2012

III.	Reference Relating to AGM

1. Matters Relating to the Annual General Meeting

A.	Date and Time: 9:30 A.M., March 7, 2014 (Friday)

B.	Venue : Guest House, LG Display Paju Display Cluster. 1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

2. Agenda for Meeting

A.	For Reporting

(1)	Audit Committee’s Audit Report

(2)	Appointment of External Auditor

(3)	Fiscal Year 2013 Business Report

B.	For Approval

(1)	Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2013

(2)	Appointment of Directors

2-1: Appointment of non-standing director (Yu Sig Kang)

2-2: Appointment of standing director (Sang Don Kim)

2-3: Appointment of outside director (Jin Jang)

(3)	Appointment of Audit Committee Member

(4)	Remuneration Limit for Directors in 2014

3. Details of Agenda for Approval

A.	Agenda 1: Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2013

(1)	Business Performance in FY 2013

a. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2013, we operated TFT-LCD and OLED production facilities and a research center in Paju, Korea and TFT-LCD production facilities in Gumi, Korea. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2013, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2013 Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)
2013	LCD business
Sales Revenue	27,033
Gross Profit	3,508
Operating Profit (Loss)	1,163

b. Major products

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales Type	Items (Market)	Usage	Major trademark	Sales in 2013 (%)
Display	Product/ Service/ Other Sales	TFT-LCD (Overseas (1))	Panels for Notebook Computers, Monitors, Televisions, Smartphones, tablets, etc	LG Display	24,341(90.0%)
		TFT-LCD (Korea (1))	Panels for Notebook Computers, Monitors, Televisions, Smartphones, Tablets, etc	LG Display	2,692(10.0%)

Total					27,033(100.0%)

(1)	Based on ship-to-party.

(2) Industry

a. Industry characteristics and growth potential

•	TFT-LCD display panels are one of the most widely used type of display panels in flat panel display products, and the entry barriers to manufacture TFT-LCD display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for displays used in tablet and smartphone products in the rapidly evolving IT environment has been growing very quickly. The display market for televisions has shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

b. Cyclicality

•	The TFT-LCD business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences periodic volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

c. Market conditions

•	Since 2011, due to a slowdown in growth in the TFT-LCD industry, TFT-LCD panel makers have slowed their respective rates of production capacity growth, while a number of them are pursuing other strategic alternatives such as mergers or formation of new alliances.

•	Most TFT-LCD panel makers are located in Asia.

Korea: LG Display, Samsung Display, Hydis Technologies, etc.

Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

Japan: Japan Display, Sharp, Panasonic LCD, etc.

China: BOE, CSOT, etc.

d. Market shares

•	Our worldwide market share of large-sized TFT-LCD panels (i.e., TFT-LCD panels that are 9 inches or larger) based on revenue is as follows:

	2013(1)	2012(2)	2011(3)
Panels for Notebook Computers (4)	35.6%	34.5%	34.9%
Panels for Monitors	34.0%	32.3%	28.3%
Panels for Televisions (5)	24.7%	25.2%	24.7%

Total	28.1%	28.4%	27.3%

(1)	Source: 2013 Q4 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report.
(2)	Source: 2012 Q4 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report.
(3)	Source: 2011 Q4 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report (advanced version with LED backlight).
(4)	Includes panels for netbooks and tablets.
(5)	Includes panels for public displays.

e. Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing new technologies and products, including in the categories of three-dimensional (“3D”), touch screens and next generation displays. With respect to 3D technology, we have commenced mass production of high definition 3D panels with reduced degrees of “crosstalk,” or the degree of 3D image overlapping, of less than 1% (which is less than what the human eye can perceive). We have also acquired the technical skills and have established a supply chain management system that enables us to provide one-stop solutions to our customers with respect to touch module products. In addition, we have shown that we are technologically a step ahead of the competition by developing products such as 10.1-inch flexible LCDs, 2.6 mm thin televisions (the thinnest in the world at the time) and 19-inch flexible e-papers. With respect to OLED display technology, in January 2013, we were the first to supply a 55-inch OLED 3D television display panel to customers, which was also the largest at the time.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

(2)	Consolidated Financial Statements

a. Consolidated Statements of Financial Position

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2013 and 2012

(In millions of won)	Note	December 31, 2013		December 31, 2012

Assets
Cash and cash equivalents	6, 13		1,021,870	2,338,661
Deposits in banks	6, 13		1,301,539	315,092
Trade accounts and notes receivable, net	7, 13, 19, 22		3,128,626	3,334,341
Other accounts receivable, net	7, 13		89,545	199,007
Other current financial assets	9, 13		919	3,828
Inventories	8		1,933,241	2,390,007
Prepaid income taxes			4,066	8,483
Other current assets	7		251,982	325,266

Total current assets			7,731,788	8,914,685

Investments in equity accounted investees	10		406,536	402,158
Other non-current financial assets	9, 13		46,259	86,432
Property, plant and equipment, net	11, 23		11,808,334	13,107,511
Intangible assets, net	12, 23		468,185	497,602
Deferred tax assets	29		1,037,000	1,294,813
Other non-current assets	7		217,182	152,310

Total non-current assets			13,983,496	15,540,826

Total assets		￦	21,715,284	24,455,511

Liabilities
Trade accounts and notes payable	13, 22	￦	2,999,522	4,147,036
Current financial liabilities	13, 14		907,942	1,015,272
Other accounts payable	13		1,454,339	2,811,161
Accrued expenses			491,236	412,055
Income tax payable			46,777	56,521
Provisions	18		200,731	250,984
Advances received			656,775	485,468
Other current liabilities	18		31,597	27,661

Total current liabilities			6,788,919	9,206,158

Non-current financial liabilities	13, 14		2,994,837	3,440,585
Non-current provisions	18		5,005	6,515
Employee benefits	17		319,087	180,640
Long-term advances received	19		427,397	1,049,678
Deferred tax liabilities	29		119	—
Other non-current liabilities	18		382,500	331,755

Total non-current liabilities			4,128,945	5,009,173

Total liabilities			10,917,864	14,215,331

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(91,674)	(69,370)
Retained earnings			6,662,655	6,238,989

Total equity attributable to owners of the Controlling Company			10,611,173	10,209,811

Non-controlling interests			186,247	30,369

Total equity			10,797,420	10,240,180

Total liabilities and equity		￦	21,715,284	24,455,511

See accompanying notes to the consolidated financial statements.

b. Consolidated Statements of Comprehensive Income (Loss)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2013 and 2012

(In millions of won, except earnings per share)	Note	2013		2012

Revenue	22, 23, 24	￦	27,033,035	29,429,668
Cost of sales	8, 22		(23,524,851)	(26,424,756)

Gross profit			3,508,184	3,004,912

Selling expenses	16		(731,521)	(813,742)
Administrative expenses	16		(517,622)	(493,691)
Research and development expenses			(1,095,727)	(785,111)

Operating profit			1,163,314	912,368

Finance income	27		185,011	293,172
Finance costs	27		(381,851)	(436,696)
Other non-operating income	25		1,108,754	1,260,942
Other non-operating expenses	25		(1,268,588)	(1,614,040)
Equity in income of equity method accounted investees, net			23,665	42,779

Profit before income tax			830,305	458,525
Income tax expense	28		411,332	222,180

Profit for the year			418,973	236,345

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	17,28		998	(75,899)
Related income tax	17,28		(334)	18,325

			664	(57,574)

Items that are or may be relcassified to profit or loss
Net change in fair value of available-for-sale financial assets	27,28		826	4,764
Foreign currency translation differences for foreign operations	27,28		(22,100)	(86,320)
Share of loss from sale of treasury stocks by associates	28		(802)	(48)
Related income tax	28		(225)	(1,043)

			(22,301)	(82,647)

Other comprehensive loss for the year, net of income tax			(21,637)	(140,221)

Total comprehensive income for the year		￦	397,336	96,124

Profit (loss) attributable to:
Owners of the Controlling Company		￦	426,118	233,204
Non-controlling interests			(7,145)	3,141

Profit for the year		￦	418,973	236,345

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company		￦	404,478	94,079
Non-controlling interests			(7,142)	2,045

Total comprehensive income for the year		￦	397,336	96,124

Earnings per share
Basic and diluted earnings per share	30	￦	1,191	652

See accompanying notes to the consolidated financial statements.

c. Consolidated Statements of Changes in Equity

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Cumulative net gain on sale of own shares of associates	Fair value reserve	Translation reserve	Retained earnings	Non- controlling interests	Total equity

Balances at January 1, 2012	￦	1,789,079	2,251,113	596	(3,856)	15,441	6,063,359	15,296	10,131,028

Total comprehensive income for the year
Profit for the year		—	—	—	—	—	233,204	3,141	236,345

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	3,790	—	—	—	3,790
Exchange differences on translating foreign operations, net of tax		—	—	—	—	(85,293)	—	(1,096)	(86,389)
Remeasurements of defined benefit liability, net of tax		—	—	—	—	—	(57,574)	—	(57,574)
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(48)	—	—	—	—	(48)

Total other comprehensive income (loss)		—	—	(48)	3,790	(85,293)	(57,574)	(1,096)	(140,221)

Total comprehensive income (loss) for the year	￦	—	—	(48)	3,790	(85,293)	175,630	2,045	96,124

Transaction with owners, recognized directly in equity
Incorporation of subsidiaries		—	—	—	—	—	—	13,028	13,028

Balances at December 31, 2012	￦	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Balances at January 1, 2013	￦	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	—	—	426,118	(7,145)	418,973

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	638	—	—	—	638
Exchange differences on translating foreign operations, net of tax		—	—	—	—	(22,140)	—	3	(22,137)
Remeasurements of defined benefit liability, net of tax		—	—	—	—	—	664	—	664
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(802)	—	—	—	—	(802)

Total other comprehensive income (loss)		—	—	(802)	638	(22,140)	664	3	(21,637)

Total comprehensive income (loss) for the year	￦	—	—	(802)	638	(22,140)	426,782	(7,142)	397,336

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests and others		—	—	—	—	—	(3,116)	163,020	159,904

Balances at December 31, 2013	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

See accompanying notes to the consolidated financial statements.

d. Consolidated Statements of Cash Flows

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012

Cash flows from operating activities:
Profit for the year		￦	418,973	236,345
Adjustments for:
Income tax expense	28		411,332	222,180
Depreciation	11, 15		3,598,472	4,196,487
Amortization of intangible assets	12, 15		236,046	272,925
Gain on foreign currency translation			(76,111)	(234,912)
Loss on foreign currency translation			55,870	73,391
Costs related to defined benefit plans	17, 26		159,453	138,879
Reversal of stock compensation expense			—	(3)
Gain on disposal of property, plant and equipment			(9,620)	(5,925)
Loss on disposal of property, plant and equipment			1,639	3,728
Impairment loss on property, plant and equipment			853	—
Loss on disposal of intangible assets			452	704
Impairment loss on intangible assets			1,661	40,012
Reversal of impairment loss on intangible assets			(296)	—
Finance income			(52,862)	(133,711)
Finance costs			163,183	209,104
Equity in income of equity method accounted investees, net	10		(23,665)	(42,779)
Other income			(412)	(8,232)
Other expense			351,953	560,458

			4,817,948	5,292,306

Change in trade accounts and notes receivable			(251,752)	(1,456,943)
Change in other accounts receivable			133,734	15,515
Change in other current assets			89,456	(46,216)
Change in inventories			456,766	(72,637)
Change in other non-current assets			(120,054)	(47,872)
Change in trade accounts and notes payable			(1,110,098)	440,883
Change in other accounts payable			(289,441)	(292,443)
Change in accrued expenses			68,162	158,698
Change in other current liabilities			(7,846)	359,132
Change in long-term advances received			—	789,670
Change in other non-current liabilities			9,808	2,453
Change in provisions			(315,266)	(390,974)
Change in defined benefit liabilities			(19,627)	(180,599)

			(1,356,158)	(721,333)

Cash generated from operating activities			3,880,763	4,807,318
Income taxes paid			(159,286)	(77,643)
Interests received			36,686	33,302
Interests paid			(173,390)	(193,282)

Net cash provided by operating activities		￦	3,584,773	4,569,695

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2013 and 2012

(In millions of won)	2013		2012

Cash flows from investing activities:
Dividends received	￦	14,582	686
Proceeds from withdrawal of deposits in banks		1,657,082	913,500
Increase in deposits in banks		(2,644,204)	(413,512)
Acquisition of investments in equity accounted investees		(18,744)	(6,599)
Proceeds from disposal of investments in equity accounted investees		5,023	3,938
Acquisition of property, plant and equipment		(3,473,059)	(3,972,479)
Proceeds from disposal of property, plant and equipment		39,838	58,846
Acquisition of intangible assets		(184,754)	(285,888)
Proceeds from disposal of intangible assets		1,902	—
Government grants received		59,629	3,962
Proceeds from settlement of derivatives		—	742
Increase in short-term loans		—	(10)
Proceeds from collection of short-term loans		2	—
Acquisition of other non-current financial assets		(5,410)	(55,276)
Proceeds from disposal of other non-current financial assets		43,792	63,905

Net cash used in investing activities		(4,504,321)	(3,688,185)

Cash flows from financing activities:
Proceeds from short-term borrowings		1,430,041	3,455,548
Repayments of short-term borrowings		(1,444,717)	(3,441,632)
Proceeds from issuance of debentures		587,603	298,783
Proceeds from long-term debt		372,785	494,000
Repayments of long-term debt		(301,229)	—
Repayments of current portion of long-term debt and debentures		(1,195,340)	(867,851)
Increase in non-controlling interest		159,873	13,028

Net cash used in financing activities		(390,984)	(48,124)

Net increase (decrease) in cash and cash equivalents		(1,310,532)	833,386
Cash and cash equivalents at January 1		2,338,661	1,517,977
Effect of exchange rate fluctuations on cash held		(6,259)	(12,702)

Cash and cash equivalents at December 31	￦	1,021,870	2,338,661

See accompanying notes to the consolidated financial statements.

e. Notes to the Consolidated Financial Statements

1.	Reporting Entity

(a) Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2013, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of December 31, 2013, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2013, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2013, there are 19,789,200 ADSs outstanding.

1.	Reporting Entity, Continued

(b) Consolidated Subsidiaries as of December 31, 2013

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD	375
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY	95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR	1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY	2,834
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY	4
LG Display Poland Sp. zo. o.(*2)	Wroclaw, Poland	80%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN	511
LG Display Guangzhou Co., Ltd. (*3)	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY	992
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD	1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and TV sets	CNY	82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY	525
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	51%	December 31	December 15, 2010	Manufacture notebook borderless hinge-up	CNY	99

1.	Reporting Entity, Continued

(b) Consolidated Subsidiaries as of December 31, 2013, Continued

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display U.S.A., Inc.	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD	11
LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	December 31	November 4, 2011	Manufacture TFT-LCD products	MXN	112
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800
LG Display China Co., Ltd. (*4)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY	3,305

(*1)	In June and December 2013, the Controlling Company invested ￦128,708 million in cash in aggregate for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract with LGDWR’s equity shares as its underlying assets. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put options are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiration date in whole or in part. Toshiba’s investment in LGDWR is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Group”). Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*3)	Skyworth TV Holdings Limited (“Skyworth”) acquired a 16% equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which was reduced to 10% at December 31, 2009 with the additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract with LGDGZ’s equity interest as its underlying assets. According to the contract, the Controlling Company had a call option to buy Skyworth’s interest in LGDGZ and Skyworth had a put option to sell its interest in LGDGZ to the Controlling Company under the same terms: the exercise price of the call option was equal to the exercise price of the put option which was the total amount of Skyworth’s investment at cost. In October 2013, Skyworth exercised its put option in whole at ￦16,889 million and LGDGZ became a wholly owned subsidiary of the Controlling Company. Skyworth’s investment in LGDGZ was regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDGZ had been consolidated as a wholly owned subsidiary in the consolidated financial statements prior to the exercise of the options.

1.	Reporting Entity, Continued

(b) Consolidated Subsidiaries as of December 31, 2013, Continued

(*4)	In March, September and October 2013, the Controlling Company contributed ￦337,329 million in aggregate in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”) and as of December 31, 2013, the Controlling Company’s ownership percentage in LGDCA is 64%. Meanwhile, LGDGZ, a subsidiary of the Controlling Company, owns 6% of common shares of LGDCA.

In April and June 2013, the Controlling Company invested an aggregate of ￦6,730 million in cash to participate in the disproportionate capital increase of L&I Electronic Technology (Dongguan) Limited and acquired the remaining interest from non-controlling interests and in November 2013, L&I Electronic Technology (Dongguan) Limited completed liquidation. In July 2013, I&M, which was a subsidiary of the Controlling Company, completed liquidation.

(c) Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2013				2013
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,272,929	1,272,334	595	8,030,701	8,710
LG Display Japan Co., Ltd.		151,181	133,310	17,871	2,004,733	1,374
LG Display Germany GmbH		388,814	359,765	29,049	3,612,780	3,019
LG Display Taiwan Co., Ltd.		452,776	408,623	44,153	2,085,437	6,605
LG Display Nanjing Co., Ltd.		639,429	55,164	584,265	449,192	32,819
LG Display Shanghai Co., Ltd.		831,345	798,556	32,789	2,799,815	3,790
LG Display Poland Sp. zo.o.		246,709	63,895	182,814	85,602	2,855
LG Display Guangzhou Co., Ltd.		1,936,297	1,066,976	869,321	2,417,045	225,690
LG Display Shenzhen Co., Ltd.		359,703	346,335	13,368	2,262,882	1,593
LG Display Singapore Pte. Ltd.		276,481	264,601	11,880	1,412,794	5,269
L&T Display Technology (Xiamen) Limited		23,375	40,850	(17,475)	—	(12,163)
L&T Display Technology (Fujian) Limited		307,933	263,776	44,157	1,196,005	6,593
LG Display Yantai Co., Ltd.		555,966	398,520	157,446	504,659	29,762
LUCOM Display Technology (Kunshan) Limited		26,531	19,633	6,898	88,497	(3,134)
LG Display U.S.A., Inc.(*)		32,932	16,444	16,488	138,052	3,318
Nanumnuri Co., Ltd.		1,852	997	855	6,034	257
LG Display China Co., Ltd.		804,561	238,666	565,895	—	(9,441)

	￦	8,308,814	5,748,445	2,560,369	27,094,228	306,916

(*)	The financial information of LG Display U.S.A., Inc. includes the financial information of LG Display Reynosa S.A. de C.V..

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2012				2012
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,818,414	1,949,396	(130,982)	9,236,622	(4,645)
LG Display Japan Co., Ltd.		207,085	186,744	20,341	1,401,933	2,247
LG Display Germany GmbH		615,325	590,165	25,160	4,387,621	5,154
LG Display Taiwan Co., Ltd.		319,808	280,343	39,465	2,687,636	3,113
LG Display Nanjing Co., Ltd.		621,923	76,907	545,016	559,706	43,962
LG Display Shanghai Co., Ltd.		990,912	962,109	28,803	3,694,307	7,739
LG Display Poland Sp. zo.o.		247,017	69,111	177,906	89,911	872
LG Display Guangzhou Co., Ltd.		2,193,321	1,567,033	626,288	2,751,526	159,042
LG Display Shenzhen Co., Ltd.		354,416	342,778	11,638	2,570,699	1,449
LG Display Singapore Pte. Ltd.		526,439	519,087	7,352	1,305,073	2,916
L&T Display Technology (Xiamen) Limited		37,423	42,888	(5,465)	9,211	5,198
L&T Display Technology (Fujian) Limited		255,465	218,245	37,220	1,001,003	10,033
LG Display Yantai Co., Ltd.		668,923	542,201	126,722	458,250	32,084
L&I Electronic Technology (Dongguan) Limited		342	6,318	(5,976)	2,810	(6,428)
Image&Materials, Inc.		3,765	9,092	(5,327)	66	(11,287)
LUCOM Display Technology (Kunshan) Limited		46,229	36,417	9,812	109,358	(2,268)
LG Display U.S.A., Inc.(*)		50,503	36,907	13,596	135,470	1,294
Nanumnuri Co., Ltd.		1,135	537	598	2,720	(202)
LG Display China Co., Ltd.		93,684	50,590	43,094	—	(204)

	￦	9,052,129	7,486,868	1,565,261	30,403,922	250,069

(*)	The financial information of LG Display U.S.A., Inc. includes the financial information of LG Display Reynosa S.A. de C.V..

1.	Reporting Entity, Continued

(d) Associates and Jointly Controlled Entities (Equity Method Investees) as of December 31, 2013

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2013	2012
Suzhou Raken Technology Ltd. (*1)	Suzhou, China	51%	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	￦	134,508
Guangzhou New Vision Technology Research and Development Limited (*2)	Guangzhou, China	—	50%	December 31	July 2008	R&D on design of LCD modules and LCD TV sets		—
Global OLED Technology LLC	Virginia, U.S.A	33%	33%	December 31	December 2009	Managing and licensing OLED patents		31,162
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs		79,417
TLI Inc. (*3, 4)	Seongnam, South Korea	10%	12%	December 31	October 1998	Manufacture and sell semiconduct-or parts		5,596
AVACO Co., Ltd. (*3)	Daegu, South Korea	16%	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		8,892
New Optics LTD. (*5)	Yangju, South Korea	46%	42%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		34,095
LIG ADP Co., Ltd. (*3)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture the equipment for FPDs		1,523
WooRee E&L Co., Ltd. (*6)	Ansan, South Korea	21%	30%	December 31	June 2008	Manufacture LED back light unit packages		27,273
LB Gemini New Growth Fund No. 16 (*7)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		19,483
Can Yang Investments Limited (*3)	Hong Kong	9%	9%	December 31	January 2010	Develop and manufacture and sell LED parts		11,754

1.	Reporting Entity, Continued

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2013	2012
YAS Co., Ltd. (*3)	Paju, South Korea	19%	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	￦	9,826
Eralite Optoelectronics (Jiangsu) Co., Ltd.	Suzhou, China	20%	20%	December 31	August 2010	Manufacture LED Packages		1,830
Narenanotech Corporation	Yongin, South Korea	23%	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		25,497
Avatec. Co., Ltd. (*3, 8)	Daegu, South Korea	16%	17%	December 31	August 2000	Manufacture and sell glass for FPDs		15,680
Glonix Co., Ltd. (*9)	Gimhae, South Korea	20%	20%	December 31	October 2006	Manufacture and sell LCD		—
Dynamic Solar Design Co., Ltd. (*10)	Suwon, South Korea	—	40%	December 31	April 2009	Manufacture equipment for solar battery and FPDs		—

							￦	406,536

(*1)	In September 2013, the Controlling Company invested ￦11,918 million in cash for the capital increase of Suzhou Raken Technology Ltd (“Raken”). There was no change in the Controlling Company’s ownership percentage in Raken as a result of this additional investment. Despite its 51% equity interest, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Ltd. was accounted for as an equity method investment.
(*2)	In November 2013, the Controlling Company collected ￦3,540 million from the investment in Guangzhou New Vision Technology Research and Development Ltd. which was in liquidation and recognized ￦671 million for the difference between the collected amount and the carrying amount as finance cost. As of December 31, 2013, Guangzhou New Vision Technology Research and Development Ltd. completed the procedures of liquidation and at January 2, 2014, the registration of liquidation was completed.
(*3)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and Avatec Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director to the board of directors of each investee and the transaction between the Controlling Company and the investees is significant. Accordingly, the investments in these investees have been accounted for using the equity method.

1.	Reporting Entity, Continued

(*4)	In 2013, the Controlling Company’s ownership in TLI Inc. was reduced from 12% to 10% due to the shares issued in relation to the exercise of warrants.
(*5)	In 2013, as the Controlling Company did not participate in New Optics LTD.’s reduction in capital stock through a distribution of cash, the Controlling Company’s ownership in New Optics LTD. was increased from 42% to 46%.
(*6)	In 2013, as the Controlling Company did not participate in the capital increase of WooRee E&L Co., Ltd. when WooRee E&L Co., Ltd. initially lists its share in the Korea Securities Dealers Automated Quotations (“KOSDAQ”), the Controlling Company’s ownership in WooRee E&L Co., Ltd. was reduced from 30% to 21%.
(*7)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In March and May 2013, the Controlling Company received ￦1,116 million and ￦260 million, respectively, from the Fund as a capital distribution and made additional cash investment of ￦6,826 million in the Fund in June, September, and December 2013 in aggregate. There were no changes in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*8)	In 2013, the Controlling Company’s ownership in Avatec Co., Ltd. was reduced from 17% to 16% due to the shares issued in relation to the exercise of stock options.
(*9)	The Controlling Company’s share of net assets of Glonix Co., Ltd. (“Glonix”) was reduced below zero and, accordingly, the Controlling Company discontinued the recognition of its share of losses of the Glonix. The Controlling Company’s unrecognized share of losses of the Glonix amounts to ￦112 million.
(*10)	In 2013, the Controlling Company received ￦107 million in cash from the investment of Dynamic Solar Design Co., Ltd. and recognized ￦38 million for the difference between the amount received and the carrying amount as finance income.

2.	Basis of Presenting Financial Statements

(a) Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 23, 2014, which will be submitted for approval to the shareholders’ meeting to be held on March 7, 2014.

(b) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	available-for-sale financial assets are measured at fair value,

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d) Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Consolidated subsidiaries (note 1.(b))

•	Jointly controlled entities (note 1.(d))

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

2.	Basis of Presenting Financial Statements, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

(e) Changes in accounting policies

New and amended accounting standards adopted for the year ended December 31, 2013 are as follows.

•	K-IFRS No. 1110, Consolidated Financial Statements

•	K-IFRS No. 1111, Joint Arrangements

•	K-IFRS No. 1112, Disclosure of Interests in Other Entities

•	K-IFRS No. 1113, Fair Value Measurement

•	K-IFRS No. 1019, Employee Benefits, and

•	Presentation of Items of Other Comprehensive Income (“OCI”) (Amendments to K-IFRS No. 1001).

Details of changes in accounting policies of the Group in accordance with the above new and amended accounting standards are described below and the Group restated the comparative information for the year ended December 31, 2012 by applying the changes in the accounting policies.

(i) Subsidiaries

As a result of the amendments to K-IFRS No. 1110, Consolidated Financial Statements, the Group has changed its accounting policy for determining whether it has control over investees. K-IFRS No. 1110 introduces a new control model that focuses on whether the Group has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. There is no significant impact of applying this amendment in the consolidated financial statements.

(ii) Joint Arrangements

The Group has applied the standard of K-IFRS No. 1111, Joint Arrangement, effective January 1, 2013. The standard classifies joint arrangements into two types: joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. There is no significant impact of applying this standard on the consolidated financial statements.

2.	Basis of Presenting Financial Statements, Continued

(iii) Disclosures of Interests in Other Entities

The Group has applied the standard of K-IFRS No. 1112, Disclosures of Interests in Other Entities, effective January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. There is no significant impact of applying this standard on the consolidated financial statements.

(iv) Fair Value Measurement

K-IFRS No. 1113, Fair Value Measurement, establishes a single framework for measuring fair value and making relevant disclosures when such measurements are required or permitted by other K-IFRSs. It unifies the definition of fair value as the price that would be received or paid when market participants sell an asset or transfer a liability in an orderly transaction at the measurement date. As it replaces and expands the disclosure requirements about fair value measurements in other K-IFRSs, including K-IFRS No. 1107, the Group provides required disclosures in note 13.

(v) Post-employment defined benefit plans

As a result of the amendments to K-IFRS No. 1019, the Group has changed its accounting policy with respect to the basis for determining the income or expense related to its post-employment defined benefit plans. Under the amendment of K-IFRS No. 1019, the Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling. Previously, the Group determined interest income on plan assets based on their long-term rate of expected return.

(vi) Presentation of items of OCI

As a result of the amendments to K-IFRS No. 1001, the Group has modified the presentation of items of OCI in its statement of comprehensive income (loss) and OCI into “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Comparative information has been restated accordingly.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a) Consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(iv) Associates and jointly controlled entities (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and jointly controlled entities are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or jointly controlled entity uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

3.	Summary of Significant Accounting Policies, Continued

(v) Transactions eliminated on consolidation

Intra-group balances and transactions, including income, expenses and unrealized gains or losses, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

(b) Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of, in part or in full, the relevant accumulative amount in other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal. When the Group disposes of only part of its overseas subsidiaries, the relevant proportion of the cumulative amount is reattributed to NCI. Except for the above mentioned circumstances, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

3.	Summary of Significant Accounting Policies, Continued

(c) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(d) Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to relevant profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at fair value through profit or loss and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2012, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

The Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the consolidated statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	3~5
Equipment, tools and vehicles	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(f) Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset and immediately recognizes other borrowing costs as an expense. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

(g) Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii) Grants for compensating the Group’s expenses incurred

The Group initially recognizes grants that compensate the Group for expenses incurred as deferred income at fair value and they are recognized as deduction from relevant expenses in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognized as income of the period in which it becomes receivable.

(h) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i) Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j) Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing, bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k) Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l) Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m) Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n) Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o) Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p) Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(q) New Standards and Amendments Not Yet Adopted

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The amendment improves application guidance of K-IFRS No. 1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. The amendment will be effective for annual periods beginning on or after January 1, 2014, and has not been adopted early in preparing the consolidated financial statements.

Management believes that the adoption of the amendment is expected to have no significant impact on the Group’s consolidated statement of financial position.

Please refer to the detailed footnotes in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the last week of February

(3)	Separate Financial Statements

a.	Separate Statements of Financial Position

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2013 and 2012

(In millions of won)	Note	December 31, 2013		December 31, 2012

Assets
Cash and cash equivalents	6, 13	￦	253,059	1,400,566
Deposits in banks	6, 13		1,301,176	315,000
Trade accounts and notes receivable, net	7, 13, 19, 23		3,543,193	4,548,459
Other accounts receivable, net	7, 13		59,806	101,337
Other current financial assets	9, 13		—	2,976
Inventories	8		1,586,642	1,947,945
Prepaid income tax			3,665	3,699
Other current assets	7		129,826	112,271

Total current assets			6,877,367	8,432,253

Investments	10		1,820,806	1,468,778
Other non-current financial assets	9, 13		40,905	80,318
Property, plant and equipment, net	11		10,294,740	12,004,435
Intangible assets, net	12		461,620	488,663
Deferred tax assets	29		936,000	1,186,704
Other non-current assets	7		213,155	140,437

Total non-current assets			13,767,226	15,369,335

Total assets		￦	20,644,593	23,801,588

Liabilities
Trade accounts and notes payable	13, 23	￦	3,482,120	4,386,383
Current financial liabilities	13, 14		886,852	971,577
Other accounts payable	13		1,050,586	2,618,171
Accrued expenses			476,040	418,047
Provisions	18		199,737	249,755
Advances received			627,997	462,614
Other current liabilities	18		30,843	26,396

Total current liabilities			6,754,175	9,132,943

Non-current financial liabilities	13, 14		2,994,837	3,440,585
Non-current provisions	18		5,005	6,515
Employee benefits	17		318,696	180,302
Long-term advances received	19		427,397	1,049,678
Other non-current liabilities	18		382,058	330,445

Total non-current liabilities			4,127,993	5,007,525

Total liabilities			10,882,168	14,140,468

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(305)	(893)
Retained earnings	22		5,722,538	5,621,821

Total equity			9,762,425	9,661,120

Total liabilities and equity		￦	20,644,593	23,801,588

See accompanying notes to the separate financial statements.

b. Separate Statements of Comprehensive Income (Loss)

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(In millions of won, except earnings per share)	Note	2013		2012

Revenue	23, 24	￦	25,854,183	28,672,355
Cost of sales	8, 23		(23,103,569)	(26,325,386)

Gross profit			2,750,614	2,346,969

Selling expenses	16		(515,211)	(551,659)
Administrative expenses	16		(394,656)	(395,159)
Research and development expenses			(1,087,197)	(773,673)

Operating profit			753,550	626,478

Finance income	27		67,136	194,290
Finance costs	27		(254,022)	(310,071)
Other non-operating income	25		850,870	955,752
Other non-operating expenses	25		(1,031,109)	(1,274,272)

Profit before income tax			386,425	192,177
Income tax expense	28		286,753	163,628

Profit for the year			99,672	28,549

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	17, 28		1,379	(75,722)
Related income tax	17, 28		(334)	18,325

			1,045	(57,397)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27, 28		776	4,025
Related income tax	28		(188)	(974)

			588	3,051

Other comprehensive income (loss) for the year, net of income tax			1,633	(54,346)

Total comprehensive income (loss) for the year		￦	101,305	(25,797)

Earning per share
Basic earnings per share	30	￦	279	80

Diluted earnings per share	30	￦	279	80

See accompanying notes to the separate financial statements.

c. Separate Statements of Changes in Equity

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

(In millions of won)	Share capital		Share premium	Fair value reserve	Retained earnings	Total equity

Balances at January 1, 2012	￦	1,789,079	2,251,113	(3,944)	5,650,669	9,686,917

Total comprehensive profit for the year
Profit for the year		—	—	—	28,549	28,549

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	3,051	—	3,051
Remeasurements of defined benefit liability, net of tax		—	—	—	(57,397)	(57,397)

Total other comprehensive income (loss)		—	—	3,051	(57,397)	(54,346)

Total comprehensive income (loss) for the year	￦	—	—	3,051	(28,848)	(25,797)

Transaction with owners, recorded directly in equity		—	—	—	—	—

Balances at December 31, 2012	￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

Balances at January 1, 2013	￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

Total comprehensive profit for the year
Profit for the year		—	—	—	99,672	99,672

Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax		—	—	588	—	588
Remeasurements of defined benefit liability, net of tax		—	—	—	1,045	1,045

Total other comprehensive income		—	—	588	1,045	1,633

Total comprehensive income for the year	￦	—	—	588	100,717	101,305

Transaction with owners, recorded directly in equity		—	—	—	—	—

Balances at December 31, 2013	￦	1,789,079	2,251,113	(305)	5,722,538	9,762,425

See accompanying notes to the separate financial statements.

d. Separate Statements of Cash Flows

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012

Cash flows from operating activities:
Profit for the year		￦	99,672	28,549
Adjustments for:
Income tax expense	28		286,753	163,628
Depreciation	11, 15		3,380,966	3,946,844
Amortization of intangible assets	12, 15		230,539	265,939
Gain on foreign currency translation			(54,937)	(218,149)
Loss on foreign currency translation			35,954	58,608
Expenses related to defined benefit plan	17, 26		158,866	138,230
Reversal of stock compensation expense			—	(3)
Gain on disposal of property, plant and equipment			(8,258)	(5,886)
Loss on disposal of property, plant and equipment			621	1,391
Loss on disposal of intangible assets			452	—
Impairment loss on intangible assets			1,626	3,393
Reversal of impairment loss on intangible assets			(296)	—
Finance income			(54,014)	(178,267)
Finance costs			177,332	244,368
Other income			(2,947)	(10,766)
Other expenses			352,205	560,513

			4,504,862	4,969,843

Change in trade accounts and notes receivable			557,445	(1,615,787)
Change in other accounts receivable			49,113	(7,360)
Change in other current assets			4,505	6,642
Change in inventories			361,303	(35,235)
Change in other non-current assets			(118,745)	(49,442)
Change in trade accounts and notes payable			(877,147)	703,130
Change in other accounts payable			(168,872)	(101,262)
Change in accrued expenses			44,790	104,290
Change in other current liabilities			(13,259)	358,952
Change in long-term advances received			—	789,670
Change in other non-current liabilities			9,805	—
Change in provisions			(315,266)	(390,973)
Change in defined benefit obligation			(19,093)	(179,916)

			(485,421)	(417,291)

Cash generated from operating activities			4,119,113	4,581,101
Income taxes refunded (paid)			(36,537)	1,395
Interests received			28,333	28,095
Interests paid			(172,054)	(190,205)

Net cash provided by operating activities		￦	3,938,855	4,420,386

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2013 and 2012

(In millions of won)	2013		2012

Cash flows from investing activities:
Dividends received	￦	14,582	55,800
Proceeds from withdrawal of deposits in banks		1,657,079	913,500
Increase in deposits in banks		(2,643,933)	(413,500)
Acquisition of investments		(508,400)	(225,396)
Proceeds from disposal of investments		13,717	3,571
Acquisition of property, plant and equipment		(2,973,707)	(3,701,307)
Proceeds from disposal of property, plant and equipment		22,950	24,725
Acquisition of intangible assets		(181,708)	(281,213)
Proceeds from disposal of intangible assets		1,902	—
Government grants received		1,744	3,962
Receipt from settlement of derivatives		—	742
Acquisition of other non-current financial assets		(5,410)	(55,276)
Proceeds from disposal of other non-current financial assets		43,047	60,571

Net cash used in investing activities		(4,558,137)	(3,613,821)

Cash flows from financing activities:
Proceeds from short-term borrowings		1,123,130	3,267,046
Repayment of short-term borrowings		(1,123,130)	(3,267,046)
Issuance of debentures		587,603	298,783
Proceeds from long-term borrowings		372,785	494,000
Repayment of long-term borrowings		(301,229)	—
Repayment of current portion of long-term debt and debentures		(1,187,384)	(803,672)

Net cash used in financing activities		(528,225)	(10,889)

Net increase (decrease) in cash and cash equivalents		(1,147,507)	795,676
Cash and cash equivalents at 1 January		1,400,566	604,890

Cash and cash equivalents at 31 December	￦	253,059	1,400,566

See accompanying notes to the separate financial statements.

e. Notes to the Separate Financial Statements

Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Company and the possibility of its business expansion to other display products including Organic Light-Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2013, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of December 31, 2013, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2013, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2013, there are 19,789,200 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a) Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

The separate financial statements were authorized for issuance by the Board of Directors on January23, 2014, which will be submitted for approval to the shareholders’ meeting to be held on March 7, 2014.

2.	Basis of Presenting Financial Statements, Continued

(b) Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d) Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(c))

•	Estimated useful lives of property, plant and equipment (note 3.(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(i), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

2.	Basis of Presenting Financial Statements, Continued

(e) Changes in accounting policies

New and amended accounting standards adopted for the year ended December 31, 2013 are as follows.

•	K-IFRS No. 1113, Fair Value Measurement

•	K-IFRS No. 1019, Employee Benefits, and

•	Presentation of Items of Other Comprehensive Income (“OCI”) (Amendments to K-IFRS No. 1001)

Details of changes in the accounting policies of the Company in accordance with the above new and amended accounting standards are described below and the Company restated the comparative information for the year ended December 31, 2012 by applying the changes in the accounting policies.

(i) Fair Value Measurement

K-IFRS No. 1113, Fair Value Measurement, establishes a single framework for measuring fair value and making relevant disclosures when such measurements are required or permitted by other K-IFRSs. It unifies the definition of fair value as the price that would be received or paid when market participants sell an asset or transfer a liability in an orderly transaction at the measurement date. As it replaces and expands the disclosure requirements about fair value measurements in other K-IFRSs, including K-IFRS No. 1107, the Company provides required disclosures in note 13.

(ii) Post-employment defined benefit plans

As a result of the amendments to K-IFRS No. 1019, the Company has changed its accounting policy with respect to the basis for determining the income or expense related to its post-employment defined benefit plans. Under the amendment of K-IFRS No. 1019, the Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling. Previously, the Company determined interest income on plan assets based on their long-term rate of expected return.

(iii) Presentation of items of OCI

As a result of the amendments to K-IFRS No. 1001, the Company has modified the presentation of items of OCI in its statement of comprehensive income (loss) and OCI into “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Comparative information has been restated accordingly.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a) Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(b) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(c) Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

3.	Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

3.	Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to relevant profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at fair value through profit or loss and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2013, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

The Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the separate statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(d) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(e) Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset and immediately recognizes other borrowing costs as an expense. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

(f) Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii) Grants for compensating the Company’s expenses incurred

The Company initially recognizes grants that compensate the Company for expenses incurred as deferred income at fair value and they are recognized as deduction from relevant expenses in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognized as income of the period in which it becomes receivable.

(g) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(g) Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(g) Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(h) Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(h) Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(h) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(i) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(j) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing, bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(j) Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(k) Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

(l) Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements, not in these separate financial statements.

3.	Summary of Significant Accounting Policies, Continued

(m) Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(n) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(n) Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(o) Earnings (Loss) per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(p) New Standards and Amendments Not Yet Adopted

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The amendment improves application guidance of K-IFRS No. 1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. The amendment will be effective for annual periods beginning on or after January 1, 2014, and has not been adopted early in preparing the separate financial statements.

Management believes that the adoption of the amendment is expected to have no significant impact on the Company’s separate statement of financial position.

Please refer to the detailed footnotes in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the last week of February

B.	Agenda 2: Appointment of Directors

•	The following 3 candidates were proposed to be appointed and reappointed as directors.

2-1) Yu Sig Kang (Director)

•	Date of birth: November 3, 1948

•	Candidate for Outside Director: None

•	Nominator: Board of Directors

•	Appointment Term: 3 years

•	Type of appointment: Reappointment

•	Main experience: Vice Chairman, Head of LG Corporate Restructuring office

•	Present position: Vice Chairman, LG Management Development Institute

•	Final Academic degree: BS Seoul National University

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

2-2) Sang Don Kim (Director)

•	Date of birth: October 20, 1962

•	Candidate for Outside Director: None

•	Nominator: Board of Directors

•	Appointment Term: 3 years

•	Type of appointment: Appointment

•	Main experience: CFO, Serveone

•	Present position: CFO, LG Display

•	Final Academic degree: MBA, University of Washington

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

2-3) Jin Jang (Outside Director / Audit Committee Member)

•	Date of birth: November 28, 1954

•	Candidate for Outside Director: Yes

•	Nominator: Outside Director Nomination Committee

•	Appointment Term: 3 years

•	Type of appointment: Reappointment

•	Main experience: President of The Korean Information Display Society

•	Present position: Chair Professor in Kyung Hee University, Department of Information Display

•	Final Academic degree: Ph.D. Physics KAIST

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

C.	Agenda 3: Appointment of Audit Committee Member

•	The following 1 candidate was proposed to be reappointed as Audit Committee Member.

Jin Jang

•	Date of birth: November 28, 1954

•	Candidate for Outside Director: Yes

•	Nominator: Board of Directors

•	Appointment Term: 3 years

•	Type of appointment: Reappointment

•	Main experience: President of The Korean Information Display Society

•	Present position: Chair Professor in Kyung Hee University, Department of Information Display

•	Final Academic degree: Ph.D. Physics KAIST

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

D.	Agenda 4: Approval of Remuneration Limit for Directors

•	Remuneration limit for directors in 2014 is for all 7 directors including 4 outside directors.

The remuneration limit in 2014 is same as that of 2013.

Category	FY2014	FY2013
Number of Directors (Number of Outside Directors)	7 (4)	7 (4)
Total Amount of Remuneration Limit	KRW 8.5 billion	KRW 8.5 billion

IV.	Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

A. Name of Solicitor: LG Display Co., Ltd. (“LGD”)

B. Number of LGD Shares Held by Solicitor: None

C. The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (Common stock)	37.9%
Sang Beom Han	Director (President, CEO)	4,204 (Common stock)	0.0%
Tae Sik Ahn	Director (Outside Director)	920 (Common stock)	0.0%
Total	-	135,630,124 (Common stock)	37.9%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Joon Ku Kang	Suk Heo	Jeong Dong Kim
Number of Shares Held by Agents as of 2013 End.	-	-	-
Relationship with LGD	Employee	Employee	Employee

3. Criteria for Shareholders Whom Proxy is Asked to

•	All shareholders holding more than 10,000 shares of LGD common stock

4. Others

•	The Period of Proxy Instruction: From Feb. 21, 2014 to Mar. 7, 2014 (Before the 29th AGM)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: February 18, 2014	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Division